SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                                Lexar Media, Inc.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    52886P104
                                    ---------
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
                               -------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 8, 2006
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
                  2,112,859

8   SHARED VOTING POWER
                  0

9.  SOLE DISPOSITIVE POWER
                  2,112,859

10. SHARED DISPOSITIVE POWER
                  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,112,859

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.6%

14. TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
                  0

8   SHARED VOTING POWER
                  3,171,989

9.  SOLE DISPOSITIVE POWER
                  0

10. SHARED DISPOSITIVE POWER
                  3,171,989

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,171,989

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.9%

14. TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International Capital Advisors Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                  OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
                  0

8   SHARED VOTING POWER
                  3,171,989

9.  SOLE DISPOSITIVE POWER
                  0

10. SHARED DISPOSITIVE POWER
                  3,171,989

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,171,989

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.9%

14. TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock, $0.0001 par value (the "Common Stock"), of Lexar Media, Inc. (the "Issuer"). The Issuer's principal executive office is located at 47300 Bayside Parkway, Fremont, California 94538.

ITEM 2.  Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

         ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

         SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

         CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

NAME                  ADDRESS                       OCCUPATION
Paul E. Singer        712 Fifth Avenue 36th Floor   General partner of Elliott
                      New York, New York 10019      and Capital Advisors;
                                                    President of EICA; and a
                                                    managing member of Special
                                                    GP

Braxton Associates,   712 Fifth Avenue 36th Floor   The principal business of
Inc.                  New York, New York 10019      Braxton Associates, Inc. is
                                                    serving as general partner
                                                    of Capital Advisors

Elliott Asset         712 Fifth Avenue              General Partner of Capital
Management LLC        36th Floor                    Advisors
                      New York, New York 10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME                  ADDRESS                       OCCUPATION
Paul E. Singer        712 Fifth Avenue              General partner of Elliott
                      36th Floor                    and Capital Advisors and
                      New York, New York  10019     President of EICA

         ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME                  ADDRESS                       OCCUPATION
Paul E. Singer        712 Fifth Avenue 36th Floor   General partner of Elliott
                      New York, New York 10019      and Capital Advisors;
                                                    President of EICA; and a
                                                    managing member of Special
                                                    GP

Braxton Associates,   712 Fifth Avenue 36th Floor   The principal business of
Inc.                  New York, New York 10019      Braxton Associates, Inc. is
                                                    serving as general partner
                                                    of Capital Advisors

Elliott Asset         712 Fifth Avenue              General Partner of Capital
Management LLC        36th Floor                    Advisors
                      New York, New York 10019

         ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o Bank of Bermuda (Cayman) Limited, Strathvale House, 2nd Floor, North Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME                       ADDRESS                         OCCUPATION
Hambledon, Inc.       c/o Bank of Bermuda              General partner of
                      (Cayman) Limited                 Elliott International
                      Strathvale House, 2nd Floor
                      North Church Street
                      Grand Cayman
                      Cayman Islands


         HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME                       ADDRESS                        OCCUPATION
Paul E. Singer        712 Fifth Avenue              General partner of Elliott
                      36th Floor                    and Capital Advisors;
                      New York, New York  10019     President of EICA; and a
                                                    managing member of Special
                                                    GP

         EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME                       ADDRESS                        OCCUPATION
Paul E. Singer         712 Fifth Avenue              General partner of Elliott
                       36th Floor                    and Capital Advisors;
                       New York, New York  10019     President of EICA; and a
                                                     managing member of Special
                                                     GP

     (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $17,157,811

Elliott International Working Capital       $25,989,064


ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     On March 20, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer addressing the Reporting Persons' opposition to the proposed exchange transaction with Micron Technology, Inc. (the "Transaction"). A copy of the letter is attached to this filing as Exhibit B.

     Elliott and Elliott International may continue to oppose consummation of the Transaction and to discuss and meet with management and other shareholders concerning the Transaction and to contact and meet with potential acquirers other than Micron Technology, Inc.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 2,112,859 shares of Common Stock, constituting 2.6% of all of the outstanding shares of Common Stock.

     Elliott   International   and  EICA   beneficially   own  an  aggregate  of
3,171,989 shares of Common Stock, constituting 3.9% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 5,284,848 shares of Common Stock constituting 6.5% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                     Approx. Price per
                                Amount of Shs.       Share (excl. of
Date          Security          Bought (Sold)           commissions)

2006-01-17    Common             73,421                  8.33
2006-01-18    Common             39,800                  8.25
2006-01-26    Common            266,000                  7.51
2006-02-07    Common             (4,400)                 6.45
2006-02-07    Common            176,080                  6.56
2006-02-14    Common             70,532                  5.88
2006-02-14    Common            (70,532)                 6.40
2006-02-17    Common            (24,125)                 6.93
2006-03-08    Common            120,000                  8.15
2006-03-08    Common             28,960                  8.24
2006-03-08    Common             (9,000)                 7.50
2006-03-09    Common             (3,300)                 7.50
2006-03-10    Common               (200)                 7.50
2006-03-14    Common            140,000                  8.49
2006-03-14    Common             (1,800)                 7.50
2006-03-15    Common            (42,500)                 7.50
2006-03-16    Common             51,164                  8.88
2006-03-16    Common            140,000                  8.91
2006-03-16    Common               (600)                 7.50
2006-03-17    Common              2,884                  9.10
2006-03-17     Common            100,481                  8.96


     The following transactions were effected by Elliott International during the past sixty (60) days:

                                                     Approx. Price per
                                Amount of Shs.       Share (excl. of
Date          Security          Bought (Sold)           commissions)

2006-01-17    Common               110,133              8.33
2006-01-18    Common                59,700              8.25
2006-01-26    Common               399,000              7.51
2006-02-07    Common                (6,600)             6.45
2006-02-07    Common               264,120              6.56
2006-02-14    Common               105,798              5.88
2006-02-14    Common              (105,798)             6.40
2006-02-17    Common               (36,188)             6.93
2006-03-08    Common               180,000              8.15
2006-03-08    Common                43,440              8.24
2006-03-08    Common               (13,500)             7.50
2006-03-09    Common                (5,000)             7.50
2006-03-10    Common                  (300)             7.50
2006-03-14    Common               210,000              8.49
2006-03-15    Common               (63,700)             7.50
2006-03-16    Common                76,746              8.88
2006-03-16    Common               210,000              8.91
2006-03-16    Common                  (900)             7.50
2006-03-17    Common                 4,326              9.10
2006-03-17    Common               150,721              8.96

     All of the above transactions were effected on the Nasdaq National Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement

     Exhibit B - Letter to the Board of Directors of the Issuer dated March 20, 2006

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 20, 2006

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               ---------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                               ---------------------
                                   Elliot Greenberg
                                   Vice President

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             ---------------------
                 Elliot Greenberg
                 Vice President

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Lexar Media, Inc. dated March 20, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  March 20, 2006

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               ---------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                               ---------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

         By: /s/ Elliot Greenberg
             ---------------------
                 Elliot Greenberg
                 Vice President

                                    EXHIBIT B

                LETTER TO BOARD OF DIRECTORS OF LEXAR MEDIA, INC.


                      [Elliott Associates, L.P. Letterhead]

March 20, 2006


The Board of Directors
c/o Lexar Media, Inc.
47300 Bayside Parkway
Fremont, CA  94538

Dear Members of the Board of Directors:

I write to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. ("Elliott" or "we"), which collectively own approximately 6.5% of the common stock of Lexar Media, Inc. (the "Company" or "Lexar"). Elliott is extremely displeased by the current Micron transaction, in which Lexar shareholders are to receive 0.5625 Micron Technology shares per each Company share (the "Micron Transaction"), as we strongly believe this transaction significantly undervalues Lexar. In our view, the consideration under the Micron Transaction falls meaningfully short of Lexar's standalone value and the valuation discrepancy is even more egregious relative to Lexar's value contribution to its acquirer. We believe this outcome was the result of the Company's failure to conduct a robust and thorough sale process, and we fully support and encourage interest from other parties at levels more closely reflecting Lexar's true value.

While we firmly disagree with the level of consideration offered to Lexar shareholders in the Micron Transaction, we fully agree with the premise of selling the Company. As presented in our analysis, Lexar is worth significantly more to an acquirer than it is on its own and a sale of the Company can unlock meaningfully greater shareholder value than continuing as a standalone entity. Despite being advantaged by pursuing the right course of action, by failing to engage all potentially interested parties in a transparent and complete sale process, the Board has accepted a wholly inadequate offer that meaningfully undervalues the Company both in acquisition and standalone scenarios. The fact that Lexar's stock has traded with heavy volume significantly above the Micron offer since the sale was announced on March 8th may be viewed as the judgment of the market as a whole that the deal is underpriced.

As such, we believe it is incumbent upon us, as Lexar shareholders, to communicate directly that we fully support a sale of the Company and are interested in considering all offers that more sufficiently recognize Lexar's value. We reiterate our belief and disappointment that a robust sale process for the Company was not conducted and we assert that shareholders should receive greater consideration for the valuable assets Lexar offers to its acquirer.

In the exciting flash memory space, Lexar brings numerous unique and valuable assets to any acquirer: i) Lexar's innovative and leading NAND controller and card design technology, ii) premium, trusted brand names, including Lexar and Kodak; iii) an impressive 70,000 storefront distribution network with well-established retail relationships; iv) estimated 2006 revenue of approximately $960 million, representing a sizable outlet for fab capacity; v) Lexar's license to produce Sony's memory stick; vi) the Company's powerful intellectual property portfolio, including 96 issued or allowed controller patents; and vii) its in-process litigation against Toshiba with meaningful expected value.

All of these attributes would be worth significantly more to a potential acquirer than they are to Lexar as a standalone entity, thereby supporting the premise of a sale of the Company. Lexar's business is currently dependent on its ability to procure raw flash for use in its products. Consequently, any potential acquirer with captive flash supply or favorable supply agreements would be better able to price Lexar's products competitively, as well as do so much more profitably. As a result, the new company would be in a position to grow the top line and enjoy gross margins much more in-line with competitors with favorable flash supply. On the intellectual property front, any larger and better-financed company would be in a significantly stronger position to aggressively pursue and capitalize on current and future litigation.

We share below our view of the range of values for Lexar under two different scenarios, both of which exclude any value from litigation against Toshiba. In the first scenario, we assume the Company enters into an appropriate supply agreement for flash memory - something we believe can be readily achieved. In the second scenario, we assume Lexar is sold to a strategic party with captive flash memory production, such as Micron. Our analysis assumes 18% product gross margins in the first scenario and 23% in the second scenario. Elliott believes these assumptions to be reasonable given Sandisk's 35.5% product gross margins (which allows for 12-13% margins for its flash production component), and M-Systems' mid-20s% aggregate gross margins, despite its lack of a fully diversified supply base or captive supply, and greater OEM exposure than Lexar.

-------------------------------------------------------------------------------
BUSINESS VALUATION            Standalone, New Supply     Sold to Strategic with
(all figures in $mm,                Agreement                Captive Supply
except per share)

Product Revenue                     940                        940
Current Royalty Revenue (1)          22                         22

    Total Revenue                   962                        962


Product Gross Margin                 18%                        23%
Product Gross Profit                169                        216
   Total Gross Profit               191                        238


Operating Expenses
(current standalone)                125                        125
Synergies / Efficiencies (2)         (6)                       (18)
   Total Operating Expenses         119                        107

Operating Income                     72                        132
Other Expenses, net (3)              (3)                        (3)


Pre-tax income                       69                        129
Net Income, fully taxed at 35%       45                         84


Valuation Range (P/E Multiples)  Equity Val   Per Share   Equity Val  Per Share
                                    (4)          (5)          (4)        (5)

13x                                 683         $7.18        1,181     $12.42
15x                                 773         $8.13        1,348     $14.18
17x                                 863         $9.07        1,516     $15.94

-------------------------------------------------------------------------------

Notes:
1. This royalty revenue excludes any potential benefits of the pending Toshiba litigation.
2. We believe 5% reduction in operating expenses under the standalone case is reasonable given current cost structure vs. industry; we also believe 15% synergies in sale case is conservative.
3. Other Expenses has been adjusted to account for lower interest income, to avoid double-counting when including net cash in equity value.
4. Equity value determined by net income multiplied by the P/E multiple plus Lexar's current net cash ($52mm) and discounted NOL valuation, as the income above is fully taxed (for conservatism purposes). NOL balance is determined from the 2005 10K filed March 16, 2006. In the standalone case, we project usage of Lexar's NOLs and discount the benefit back at 10% per year (discounted, after-tax value of $46mm). In the sale case, we assume a Section 382 limitation on the NOLs, project usage, and discount back the limited use at 10% per year (discounted, after-tax value of $41mm).
5. Per share equivalent assumes 95.1 million fully-diluted shares, for acquisition purposes.


These equity valuations of $683mm - $863mm ($7.18 - $9.07, per share) under the standalone scenario and $1.2bn - $1.5bn ($12.42 - $15.94, per share) under the sale scenario, solely reflect Lexar's business value under the two scenarios, and EXCLUDE the potentially considerable benefit of the Company's pending litigation. In the course of our diligence, we have performed an extensive investigation into the merits of both the trade secret case and the patent infringement cases currently pending with Toshiba, including retaining intellectual property counsel. With regard to the trade secret case, liability has been found in Lexar's favor and initial damages, prior to being vacated on certain technical evidentiary issues, were determined to be $465 million. Despite the pending appeal, we believe that ultimately there potentially exists several hundred million dollars of value associated with this case. With regard to the patent cases, it is our view that Lexar's position is strong, as the claim construction ruling was favorable to Lexar and the relative size of the company vis-a-vis Toshiba could bode favorably in the assessment of any infringement damages. We also believe the eventual recovery in this case could prove substantial. We think it bears repeating that with a larger, better-financed parent company, Lexar would be in a far stronger position to recognize meaningful value from this litigation, potentially in excess of the business valuation of the Company.

Our view of the value of the Company's pending litigation is presented below, both in the trade secrets case and the patent litigation cases. As each of these cases is still pending, we have presented what we believe to be conservative ranges of the potential outcomes. Despite the variability of the ranges presented, our extensive diligence gives us confidence that the recoveries could be substantial.

-------------------------------------------------------------------------------
LITIGATION VALUATION
(all figures in $mm, except per share)

Trade Secret Recovery Range            $200     $300     $400     $465     $600
Fully taxed at 35%                     $130     $195     $260     $302     $390
Per Share Value (95mm fully-diluted   $1.37    $2.05    $2.74    $3.18    $4.10
shares)

Patent Case Estimate Range             $300     $400     $500     $600     $700
Fully taxed at 35%                     $195     $260     $325     $390     $455
Per Share Value (95mm fully-diluted   $2.05    $2.74    $3.42    $4.10    $4.79
shares)

TOTAL LITIGATION VALUE                 $500     $700     $900   $1,065   $1,300
Fully taxed at 35%                     $325     $455     $585     $692     $845
Per Share Value (95mm fully-diluted   $3.42    $4.79    $6.15    $7.28    $8.89
shares)

-------------------------------------------------------------------------------

In the following summary table, we develop our view of Lexar's overall valuation. We apply a conservative range of litigation recovery based on both the trade secrets and patent litigation cases, and add these together with the standalone and sale to strategic acquirer business valuations. We believe these valuations to be representative of Lexar's potential value as a standalone business or its potential value to an acquirer and note that in both scenarios Lexar's value meaningfully EXCEEDS the consideration under the Micron Transaction, currently worth only $8.31 per Lexar share. (1)

-------------------------------------------------------------------------------
TOTAL COMPANY VALUATION
(all figures in $mm, except per share)

P/E Multiple Range               13x        14x        15x       16x        17x

TOTAL EQUITY VALUE STANDALONE

Business Value                   $683       $728       $773      $818       $863
Plus: After-tax Litigation Value $325       $455       $585      $692       $845
TOTAL STANDALONE VALUE         $1,008     $1,183     $1,358    $1,510     $1,708
Per Share Value (95mm          $10.60     $12.44     $14.28    $15.88     $17.96
fully-diluted shares)


TOTAL EQUITY VALUE TO STRATEGIC ACQUIRER

Business Value                 $1,181     $1,264     $1,348    $1,432     $1,516
Plus: After-tax Litigation Value $325       $455       $585      $692       $845
TOTAL VALUE TO STRATEGIC       $1,506     $1,719     $1,933    $2,124     $2,361
ACQUIRER
Per Share Value (95mm
fully-diluted shares)          $15.84     $18.09     $20.34    $22.34     $24.83
-------------------------------------------------------------------------------

In the chart above, the range between $1.5bn and $2.4bn ($15.84 - $24.83, per share), which we believe to be appropriate, and which excludes any value associated with Lexar's robust intellectual property portfolio outside its currently pending litigation, is intended to demonstrate to the Board, the public, and potential acquirers, the potential value that Lexar could offer to an acquirer. While we recognize that there necessarily must be a division of this value between acquirer and target, and that some probability factor must be assigned to the potential litigation recovery, the current division of value between Micron and Lexar is inequitable and unacceptable, in our view. Under the current Micron Transaction, only approximately $790 million of value is being shared with Lexar shareholders. (2)

As a result of this considerable discrepancy, Elliott does NOT support the Micron Transaction at the current price. We encourage other Lexar shareholders to come to the same conclusion. Moreover, we strongly believe other parties in the space should consider the meaningful value that Lexar can offer to their businesses and the extraordinarily low bar set by the current transaction in order to acquire such value. Additionally, we urge you, the Lexar Board, to fulfill your fiduciary obligations to the Lexar shareholders by giving full consideration to any Acquisition Proposal, as the term is defined in the merger agreement, presented to the Company by any third party.

Should you have any questions, feel free to call me at 212-506-2999. I am also available to any potential acquirer to discuss the assumptions in this analysis or our views regarding the significant value Lexar can provide to their businesses.


Regards,

/s/ Jesse A. Cohn

Jesse A. Cohn




About Elliott Associates, L.P.

Elliott Associates, L.P. and its sister fund, Elliott International, L.P., have more than $5.6 billion of capital under management as of January 2006. Founded in 1977, Elliott Associates is one of the oldest funds of its kind under continuous management.


--------------------------------------

(1) Calculated as of market close on March 17, 2006, based on Micron share price of $14.77 multiplied by the exchange ratio of 0.5625 equals $8.31 in value per Lexar share.

(2) $790 million Micron Transaction calculated as of market close on March 17, 2006, based on Micron share price of $14.77. Assumes 95.1 million fully-diluted Lexar shares and a per-share offer value of $8.31.